Exhibit 99.77

Principal Officers:

Harry Jung, P. Eng.

   President, C.E.O.

Dana B. Laustsen, P. Eng.

   Executive V.P., C.O.O.

Keith M. Braaten, P. Eng.

   Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Neil I. Dell, P. Eng.

David G. Harris, P. Geol.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

LETTER OF CONSENT

TO:         Penn West Energy Trust

Ladies and Gentleman:

Re:          Registration Statement on Form 40-F

We hereby consent to the reference to our firm name and to the inclusion of our following reports:

•                  dated March 10, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves attributed to the properties of Penn West and PWPL as of December 31, 2005,

•                  dated February 9, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves attributed to the properties of Petrofund as of December 31, 2005, and

•                  dated May 12, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves attributed to the properties of ExploreCo as of March 31, 2006,

(collectively the “GLJ Reports”) in the Registration Statement on Form 40-F of Penn West Energy Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended.

Sincerely,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated: May 31, 2006
Calgary, Alberta

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 •(403) 266-9500 • Fax (403) 262-1855 • GLJPC.com